Exhibit 4.4

MEREO BIOPHARMA GROUP PLC

2019 EMPLOYEE EQUITY INCENTIVE PLAN

PERFORMANCE BASED RESTRICTED STOCK UNIT AGREEMENT

[_]-[_________]-202[_]

Subject to the terms and conditions set forth in this grant letter (the “Grant Letter”) and its Exhibit A below (the Grant Letter and Exhibit A constituting this “Agreement”), Mereo BioPharma Group plc (the “Company”) has granted you (an employee of the Company) as of the Grant Date set forth below an Award of performance based Restricted Stock Units (the “PSUs”), whereby each PSU represents the conditional right to receive one ADS further to vesting. The PSUs are granted under and is subject to the Mereo BioPharma Group plc 2019 Equity Incentive Plan (the “Plan”). Unless defined in this Agreement, capitalized terms shall have the meanings assigned to them in the Plan. The provisions of the Plan shall prevail in the event of a conflict with this Agreement and any descriptive materials provided to you.

AWARD TERMS

PARTICIPANT: [                 ]

GRANT DATE: [_]-[_________]-202[_]

AWARD: [                 ] PSUs. Each PSU represents the conditional right to receive one American Depositary Share (“ADS”) further to vesting in accordance with terms of the Award

VESTING TERMS AND PERFORMANCE CONDITION: Upon the occurrence of a Determination Date (as defined below) prior to the Termination Date (as defined below), that total number of PSUs will vest determined based on the ADS Value (as defined below) being at least equal to the applicable Price Goal (as defined below) in accordance with the following table. For avoidance of doubt, upon the achievement of a Price Goal, any Price Goal with a lower threshold value will also then have been achieved if not previously satisfied.

Price Goal	Number of PSUs that vest upon Achievement of a Price Goal
Price Goal 1	25%
Price Goal 2	40%
Price Goal 3	60%
Price Goal 4	100%

Only if the Determination Date is as a result of a Change in Control (as defined in the Plan) and the Price Goal achieved is between the above levels as of such Change in Control, the percentage of PSUs that will vest shall be determined using linear interpolation. For the avoidance of doubt, if the Determination Date for the shares occurs as a result of a Change in Control, the Price Goals shall be deemed satisfied immediately prior to the closing of such Change in Control in which such metrics will be achieved, rather than after the closing of such transaction.

The PSUs shall terminate upon the first to occur of the following (such date, the “Termination Date”): (i) solely in respect of PSUs for which the applicable Price Goal has not been satisfied, the date of your termination of employment, (ii) in the event none of the Price Goals have been satisfied as of the consummation of a Change in Control, the closing of such Change in Control, (iii) in the event the Price Goal has been satisfied as of the consummation of a Change in Control, the closing of such Change in Control in which the PSUs are not assumed, continued or substituted for (as determined under the Plan) or (iv) for any PSUs which have not satisfied the Price Goal, the second anniversary of the Grant Date.

Definitions:

(1) “Determination Date” means the occurrence of (i) any date (prior to a Change in Control) when the ADS Value first equals or exceeds a Price Goal or (i) a Change in Control. Determination Dates are eligible to occur any time following the Effective Date until the earlier to occur of (a) the date 100% of the PSUs have vested and (b) the Termination Date.

(2) “Price Goal” means one of the below four separate ADS price threshold values:

Price Goal	ADS Value
Price Goal 1	[	]
Price Goal 2	[	]
Price Goal 3	[	]
Price Goal 4	[	]

(3) “ADS Value” means: (I) upon any date between the 20th trading day after the Grant Date and the day before a Change in Control, the closing trading price per ADS over 20 days in any immediately trailing 30 trading day period; and (II) upon the date of a Change in Control, the dollar amount of cash and the value of any securities or other property paid to the holders of ordinary shares as consideration in a Change in Control, on a per ADS basis (and in the case of a Change in Control that is an asset sale, any additional consideration paid to the Company but not to the holders of ordinary shares, on a per ADS basis, had such amounts been paid to the holders of ordinary shares), as reasonably determined in good faith by the Company (but in all cases not inconsistent with the value ascribed to such items in the Change in Control transaction documents).

In the event that any dividend or other distribution (whether in the form of cash, Shares, ADSs, other securities, or other property), recapitalization, share split, reverse share split, reorganization, merger (except for a Change in Control), consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of Shares, ADSs or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares or ADS occurs (other than any ordinary dividends or other ordinary distributions), the Company, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the PSUs, shall (consistent with the Plan) make appropriate proportionate and equitable adjustments to the Price Goal(s) set forth above to the extent such Price Goal(s) have not yet been achieved.

You understand that the terms of this award of PSUs explicitly include the following (a “Sell to Cover”):

Upon vesting of the PSUs and issuance of the resulting ADSs, the Company, on your behalf, will instruct the Company’s transfer agent (together with any other party the Company determines necessary to execute the Sell to Cover, the “Agent”) to sell that number of ADSs determined in accordance with Section 6(b) of the Agreement as may be necessary to satisfy any resulting withholding tax obligations on the Company, and the Agent will remit the cash proceeds of such sale to the Company. The Company shall then make a cash payment equal to the required tax withholding from the cash proceeds of such sale directly to the appropriate taxing authorities.

Please review the above and the remainder of this Agreement and let us know if you have any questions about this Agreement, the PSUs or the Plan. You are advised to consult with your own tax advisors in respect of any tax consequences arising in connection with the PSUs.

If you have questions, please contact the Company’s General Counsel. If not, please provide your agreement to the terms of this Agreement via the acceptance page on the Shareworks portal.

EXHIBIT A

MEREO BIOPHARMA GROUP PLC 2019 INCENTIVE PLAN

PERFORMANCE BASED RESTRICTED STOCK UNIT AGREEMENT

THIS AGREEMENT, made and entered into on the date of the Grant Letter, by and between Mereo BioPharma Group plc (the “Company”) and the individual listed in the Grant Letter as the Participant. This Agreement will not bind the Company unless it is accepted by the Participant via the acceptance page on the Shareworks portal.

WHEREAS, the Participant has been granted an Award of PSUs under the Plan, a sub-plan of the Plan;

NOW, THEREFORE, in consideration of the promises and mutual covenants contained herein, and for other good and valuable consideration, the parties hereto agree as follows.

1. Award of PSUs. The Company hereby awards to the Participant that number of PSUs set forth in the Grant Letter. Each PSU represents the right to receive, upon vesting and settlement, one of ADS (“Share”), pursuant to the provisions of the Plan, the terms of which are incorporated (the “PSUs”).

2. Terms and Conditions. It is understood and agreed that the Award of PSUs evidenced hereby is subject to the following terms and conditions:

(a) Vesting of PSUs. Subject to the provisions of Sections 2, 3 and 8 of this Agreement and Section 11(b) of the Plan, the PSUs shall vest in accordance with the Performance Condition and vesting terms set forth in the Grant Letter. In the event of a Termination of Service of the Participant prior to the date on which the PSUs otherwise becomes vested, the unvested portion of the PSUs shall immediately be forfeited by the Participant. Where, an installment of the PSUs vest and (if applicable) the number of ADSs comprised in that installment would otherwise include a fraction of an ADS, the number of ADSs that vest on that occasion will be calculated on such basis as the Company reasonably determines.

(b) Manner of PSUs. Unless and until the PSUs have vested in the manner set forth herein, the Participant will have no right to receive Shares under any such PSUs. Prior to actual payment of any vested PSUs, such PSUs will represent an unsecured obligation of the Company, payable (if at all) only from the general assets of the Company. In consideration of the grant of the Award of PSUs pursuant hereto, the Participant agrees to render faithful and efficient services to the Company or any Subsidiary.

(c) Vesting Upon Death or Disability. Notwithstanding the foregoing, in the event of the Participant’s death or Termination of Service as a consequence of his or her Disability, the next unvested portion of the PSUs that would have vested but for such event shall fully vest on the date of such event.

(d) No Right to Continued Service. The grant of an Award shall not be construed as giving the Participant the right to be retained in the employ of, or to continue to provide services to, the Company or any Affiliate. The receipt of an Award is not intended to confer any rights on the receiving Participant except as set forth in the applicable award agreement.

(e) No Right to Future Awards. Any Award shall be a one-time Award that does not constitute a promise of future grants. The Company, in its sole discretion, maintains the right to make available future grants under the Plan.

(f) Conditions on Delivery of Share. The Company will not be obligated to deliver any ADSs under this Agreement or remove restrictions from Shares and/or ADSs delivered under the Plan until (i) as determined by the Company, all legal matters regarding the issuance and delivery of such ADSs have been satisfied, including any applicable securities laws and stock exchange or stock market rules and regulations, and (ii) the Participant has executed and delivered to the Company such representations or agreements as the Administrator deems necessary or appropriate to satisfy any applicable laws. The Company’s inability to obtain authority from any regulatory body having jurisdiction, which the Administrator determines is necessary to the lawful issuance and sale of any securities, will relieve the Company of any liability for failing to issue or sell such ADSs as to which such requisite authority has not been obtained.

3. Issuance of ADSs Upon Vesting of PSUs. As soon as administratively practicable following the vesting of any PSUs pursuant to Section 2 hereof, but in no event later than 60 days after such vesting date (for the avoidance of doubt, this deadline is intended to comply with the “short term deferral” exemption from Section 409A of the Code, to the extent applicable), the Company shall deliver to the Participant (or any transferee permitted hereunder) a number of ADSs equal to the number of PSUs subject to this Award that vest on the applicable vesting date. Notwithstanding the foregoing, in the event Shares cannot be issued pursuant to the Plan, the Shares shall be issued pursuant to the preceding sentence as soon as administratively practicable after the Committee determines that Shares can again be issued in accordance with the Plan.

4. Transfer of PSUs. Except as may be permitted by the Committee, neither this Award nor any right under this Award shall be assignable, alienable, saleable or transferable by the Participant other than by will or the applicable law of descent and distribution or to a Beneficiary. This provision shall not apply to any portion of the PSUs that has been fully settled in Shares and shall not preclude forfeiture of any portion of this Award accordance with the terms herein.

5. Restrictions on ADS Issued upon Settlement of PSUs. To the extent that ADSs (or Shares, if ever applicable) are issued to the Participant which are not registered under the Securities Act of 1933 (as amended from time to time, and the rules, regulations and guidance thereunder) or other applicable securities law regime, the stock certificates evidencing such ADSs and/or Shares may bear such restrictive legend as the Company deems to be required or advisable under applicable law.

6. Tax Liability; Withholding Requirements; Sell to Cover

(a) The Participant shall be solely responsible for any applicable taxes (including, without limitation, income and excise taxes) and penalties, and any interest that accrues thereon, as well as any par value obligations, that the Participant incurs in connection with the receipt, vesting or settlement of the PSUs.

(b) The Company may withhold any tax (or other governmental obligation) that becomes due with respect to the PSUs and take such action as it deems appropriate to ensure that all applicable withholding, income or other taxes or amounts, which are the sole and absolute responsibility of the Participant but which the Company or any subsidiary is required to withhold or collect, are withheld or collected from the Participant (such tax withholdings, the “Tax Obligations”)and, unless otherwise determined by the Committee, to the extent such withholding would not result in liability classification of any portion of the Award.

The Tax Obligations upon vesting and/or settlement of the ADSs shall be satisfied by using a Sell to Cover pursuant to the Grant Letter. The Company shall not be obligated to deliver any ADSs to Participant or Participant’s legal representative unless and until Participant or Participant’s legal representative shall have paid or otherwise satisfied in full the amount of all Tax Obligations applicable to the taxable income of Participant resulting from the grant or vesting of the PSUs or the issuance of ADSs. By accepting this award of PSUs, Participant has agreed to a Sell to Cover to satisfy any Tax Obligations calculated at up to the maximum statutory tax rate, as determined by the Company, and Participant hereby acknowledges and agrees:

•

Participant hereby appoints the Agent as Participant’s agent and authorizes the Agent to (1) sell on the open market at the then prevailing market price(s), on Participant’s behalf, as soon as practicable on or after the date the ADSs are issued upon vesting of the PSUs, that number (rounded up to the next whole number) of the ADSs so issued necessary to generate proceeds to cover (x) any Tax Obligations incurred with respect to such vesting or issuance based on up to the maximum statutory tax rates, as determined by the Company, and (y) all applicable fees and commissions due to, or required to be collected by, the Agent with respect thereto and (2) in the Company’s discretion, apply any remaining funds to Participant’s applicable tax withholding or remit such remaining funds to Participant.

•	Participant hereby authorizes the Company and the Agent to cooperate and communicate with one another to determine the number of ADSs that must be sold pursuant to the first subsection above.

•

Participant understands that the Agent may effect sales as provided in subsection (i) above in one or more sales and that the average price for executions resulting from bunched orders will be assigned to Participant’s account. In addition, Participant acknowledges that it may not be possible to sell ADSs as provided in the first subsection above due to (1) a legal or contractual restriction applicable to the Participant or the Agent, (2) a market disruption or (3) rules governing order execution priority on the national exchange where the ADSs may be traded. In the event of the Agent’s inability to sell ADSs, Participant will continue to be responsible for the timely payment to the Company and/or its affiliates of all Tax Obligations that are required by applicable laws and regulations to be withheld.

•

Participant acknowledges that regardless of any other term or condition of this Section 6(b), the Agent will not be liable to Participant for (1) special, indirect, punitive, exemplary or consequential damages, or incidental losses or damages of any kind or (2) any failure to perform or for any delay in performance that results from a cause or circumstance that is beyond its reasonable control.

•

Participant hereby agrees to execute and deliver to the Agent any other agreements or documents as the Agent reasonably deems necessary or appropriate to carry out the purposes and intent of this Section 6(b). The Agent is a third-party beneficiary of this Section 6(b).

•	This Section 6(b) shall terminate not later than the date on which all tax withholding and obligations arising in connection with the vesting and issuance of the PSUs have been satisfied.

7. Not Salary, Pensionable Earnings or Base Pay. The Participant acknowledges that the PSUs shall not be included in or deemed to be a part of (a) salary, normal salary or other ordinary compensation, (b) any definition of pensionable or other earnings (however defined) for the purpose of calculating any benefits payable to or on behalf of the Participant under any pension, retirement, termination or dismissal indemnity, severance benefit, retirement indemnity or other benefit arrangement of the Company or any subsidiary or (c) any calculation of base pay or regular pay for any purpose.

8. Recoupment/Clawback. This Award (including any amounts or benefits arising from the PSUs) shall be subject to recoupment or “clawback” as may be required by applicable law, stock exchange rules or by any applicable Company policy or arrangement the Company has in place from time to time.

9. References. References herein to rights and obligations of the Participant shall apply, where appropriate, to the Participant’s legal representative or estate without regard to whether specific reference to such legal representative or estate is contained in a particular provision of this Agreement.

10. Miscellaneous.

(a) Notices. Any notice required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been given when delivered personally or by courier, or sent by certified or registered mail, postage prepaid, return receipt requested, duly addressed to the party concerned at the address indicated below or to such changed address as such party may subsequently by similar process give notice of:

If to the Company:

Mereo BioPharma Group plc, Legal Department, legal@mereobiopharma.com.

If to the Participant:

At the Participant’s most recent address shown on the signature page of the Grant Letter, or at any other address which the Participant may specify in a notice delivered to the Company in the manner set forth herein.

(b) Entire Agreement. This Agreement, the Plan and any other agreements, schedules, exhibits and other documents referred to herein or therein constitute the entire agreement and understanding between the parties in respect of the subject matter hereof and supersede all prior and contemporaneous arrangements, agreements and understandings, both oral and written, whether in term sheets, presentations or otherwise, between the parties with respect to the subject matter hereof.

(c) Severability. If any provision of this Agreement is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction, or would disqualify the Plan or this Agreement under any law deemed applicable by the Board, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Board, materially altering the intent of this Agreement, such provision shall be stricken as to such jurisdiction, and the remainder of this Agreement shall remain in full force and effect.

(d) Amendment; Waiver. No amendment or modification of any provision of this Agreement that has a material adverse effect on the Participant shall be effective unless signed in writing by or on behalf of the Company and the Participant; provided that the Company may amend or modify this Agreement without the Participant’s consent in accordance with the provisions of the Plan or as otherwise set forth in this Agreement. No waiver of any breach or condition of this Agreement shall be deemed to be a waiver of any other or subsequent breach or condition, whether of like or different nature. Any amendment or modification of or to any provision of this Agreement, or any waiver of any provision of this Agreement, shall be effective only in the specific instance and for the specific purpose for which made or given.

(e) Assignment. Neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by the Participant.

(f) Successors and Assigns; No Third-Party Beneficiaries. This Agreement shall inure to the benefit of and be binding upon the Company and the Participant and their respective heirs, successors, legal representatives and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer on any Person other than the Company and the Participant, and their respective heirs, successors, legal representatives and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

(g) Governing Law. This Agreement shall be governed by the laws of England and Wales. The Company, its Affiliates and the Participant irrevocably submit, in respect of any suit, action or proceeding related to this Agreement, to the exclusive jurisdiction of the competent courts in England and Wales.

(h) Participant Undertaking; Acceptance. The Participant agrees to take whatever additional action and execute whatever additional documents the Company may deem necessary or advisable to carry out or give effect to any of the obligations or restrictions imposed on either the Participant or the PSUs pursuant to this Agreement (including making tax elections such as under section 431 of the UK’s Income Tax (Earnings and Pensions) Act or equivalent elections in any other jurisiction). The Participant acknowledges receipt of a copy of the Plan and this Agreement and understands that material definitions and provisions concerning the Award and the Participant’s rights and obligations with respect thereto are set forth in the Plan. The Participant has read carefully, and understands, the provisions of this Agreement and the Plan.

(i) Section 409A. It is the intent of the Company and the Participant that this Agreement shall be exempt from the requirements of Section 409A of the Code to the extent applicable. However, notwithstanding any other provision of the Plan or this Agreement, if at any time the Administrator determines that this Award (or any portion thereof) may be subject to Section 409A of the Code, the Administrator shall have the right in its sole discretion (without any obligation to do so or to indemnify Participant or any other person for failure to do so) to adopt such amendments to the Plan or this Agreement, or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, as the Administrator determines are necessary or appropriate for this Award either to be exempt from the application of Section 409A or to comply with the requirements of Section 409A. Notwithstanding the foregoing, the Participant hereby acknowledges and agrees that the Company shall in no event have any liability to Participant or any obligation to make any payment to Participant with respect to any tax, additional tax, interest or penalty that may be imposed on Participant under Section 409A of the Code.

(j) Counterparts. This Agreement may be executed in two counterparts, each of which shall constitute one and the same instrument.

(k) Data. Personal data relating to the PSUs may be collected, processed and transferred for any purpose relating to the operation of the Plan in compliance with any applicable laws and any data privacy notice and/or policies of any group member in force from time to time.

(l) No Financial Assistance. Neither the Company nor any subsidiary shall provide any financial assistance (directly or indirectly) to any person in order for them to acquire shares in the Company for the purposes of the Plan where this would be unlawful under applicable laws.

(m) Rights as Shareholder. The holder of the PSUs shall not be, nor have any of the rights or privileges of, a shareholder of the Company, including, without limitation, voting rights and rights to dividends, in respect of the PSUs and any ADSs and/or Shares underlying the PSUs and deliverable hereunder unless and until such ADSs and/or Shares shall have been issued by the Company and held of record by such holder (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company). No adjustment shall be made for a dividend or other right for which the record date is prior to the date the ADSs and/or Shares are issued, except as provided in the Plan.